HINDALCO
ADITYA BIRLA GROUP

03 OCT -8 AM 7:21

23rd September,2003

82-3428

SUPPL

The Stock Exchange, Mumbai
Phiroze JeeJeebhoy Towers,
Dalal Street,
Mumbai – 400 001.
Fax no. 22722037 / 22723121 / 22722041

Kind Attn.: Shri Sanjay Golecha, Dy. Gen. Manager

Dear Sir,

This is to inform you that Birla Mt. Gordon Pty Ltd., a wholly owned subsidiary of Birla Mineral Resources Pty Ltd., the wholly owned subsidiary of M/s. Hindalco Industries Limited has entered into a Sale and Purchase Agreement (SPA) for acquisition of a mining asset known as Mt. Gordon Operations in Australia. In this connection a detailed press release is enclosed which is self explanatory.

This letter is being written in compliance with the relevant disclosure requirements under the Listing Agreement. If you need any further clarification please revert back to us.

Thanking you,

Yours Faithfully,
For Hindalco Industries Limited

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

03032569

Anil J. Jhala
Joint President(Treasury)&
Company Secretary.

CC:
- The Secretary, The Calcutta Stock Exchange Assocn. Ltd., (033) 2220251
- The Secretary, The Delhi Stock Exchange Association Ltd, (011) 23292181
- The Secretary, Madras Stock Exchange Ltd.,Chennai (044) 25244897
- National Stock Exchange, 26598237/
- National Securities Depository Ltd.,] 24972993
- Central Depository Services (India) Ltd., 22673199
- The Secretary, The Luxembourg Stock Exchange, Luxembourg (Fax No. 00 352 4590 2010)
- Securities Exchange Commission.

dlw 10/8

HINDALCO

ADITYA BIRLA GROUP

PRESS RELEASE

THE ADITYA BIRLA GROUP ACQUIRE MOUNT GORDON COPPER MINE IN AUSTRALIA

Mr. Kumar Mangalam Birla, Chairman, The Aditya Birla Group, today announced the acquisition of the Group's second Copper Mine in Australia – The Mount Gordon Copper Mine located in Queensland.

Says Mr. Birla, "The acquisition of Mount Gordon is a major strategic step in our move to become a globally competitive, integrated Copper player. It is a proactive step to entrench ownership in upstream mines. The acquisition is a good fit with our current Australian operations. It has come at a very opportune time, subsequent to our successfully stabilising the acquisition of the Nifty Copper Mines earlier this year".

The acquisition of the Mount Gordon Copper Mine is through Birla Minerals Pty. Limited, Hindalco's wholly owned Australian subsidiary, for a gross consideration of A$21 million. The Mount Gordon Copper Mine owned by Western Metals Limited had gone into Receivership since July 2003. A Sale and Purchase Agreement has been entered into today to acquire the Mount Gordon Copper Mine from Western Metals Copper Limited (Receivers and Managers appointed) (Administrators appointed) and Western Metals Limited (Receivers and Managers appointed) (Administrators appointed).

The Agreement also contemplates acquisition of certain joint venture interests of Western Metals on terms to be finally agreed upon with the Receiver.

Mr. Debu Bhattacharya, Managing Director-Designate of Hindalco remarked that "the acquisition of Mount Gordon accords us a significant opportunity to capture a greater portion of the Copper value chain soon after having acquired the Nifty Copper Mine. It also enables us to further consolidate our Group's standing in the Australian Copper industry. Our intent is to establish copper operations of global significance in Australia".

For the year 2002-03, The Mount Gordon Copper Mine produced nearly 46,000 tonnes of copper cathode. "Our aim is to convert the facility to concentrate production within the ensuing nine months. We are optimistic of producing at least 50,000 tonnes of copper in concentrate per annum. The mine's reported resource is estimate at 20 million tonnes of ore grading 3.6% of copper. Further, the acquired assets have a significant exploration upside", said Mr. Sanjay Loyalka, the CEO of Birla Nifty Pty. Ltd.

Together Mount Gordon and Nifty Copper Mines will cater to more than one-third of Birla Copper's copper concentrate requirement. The Aditya Birla Group is exploring further acquisitions as well.

The acquisition of the Mount Gordon Copper Mine is expected to complete on 31st October, 2003.

The advisers to the Aditya Birla Group have been Ernst & Young (Corporate Finance & Tax), Corrs Chambers Westgarth (Legal) and Australian Mining Consultants (Technical).

-X-X-X-

Corporate Communications
Birla Management Corporation Limited
808 Dalamal House, Nariman Point, Mumbai 400 021
Tel.: 22845826, 22850202. Fax: 22822069
E-mail: pragnyaram@adityabirla.com